EXHIBIT 99.1

Legend Biotech Announces Late-Breaking Oral Presentation at EHA 2026 Showcasing Initial Phase 1 In Vivo CAR-T Data with LB2501 in Non-Hodgkin Lymphoma (NHL)

  Promising Phase 1 data for LB2501, a potential first‑in‑class CD19/CD20 dual‑targeting in vivo CAR-T therapy, as an off-the-shelf, single-infusion treatment for B‑cell malignancies
  An ORR of 100% (6/6) was observed in the dose level 2 cohort, including CR rate of 83.3% (5/6) in patients with relapsed/ refractory NHL
  Data demonstrate robust in vivo CAR-T expansion without lymphodepleting chemotherapy
  Favorable safety profile: no DLTs, no SAEs, no ICANS, CRS <Grade 2

BRIDGEWATER, N.J., June 02, 2026 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech or the Company), a global leader in cell therapy, today announced that promising preliminary clinical data for LB2501, its investigational in vivo CD19/CD20 dual-targeting CAR-T cell therapy, in patients with relapsed/refractory B-cell non-Hodgkin lymphoma (R/R B-NHL), will be presented during a late-breaking session at the European Hematology Association (EHA) 2026 Congress, taking place June 11-14, 2026, in Stockholm, Sweden.

“The upcoming presentation of Phase 1 LB2501 data in patients with B-cell malignancies represents an important step in advancing in vivo CAR-T approaches,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “By generating CAR-T cells directly within the patient, this approach has the potential to simplify treatment delivery and expand access for patients who may not be able to receive traditional CAR-T cell therapies. LB2501 is built on the TaVec™ platform, which is a proprietary lentiviral vector engineered to enhance T-cell specificity, transduction efficiency, and safety, while restricting transduction of non-T cells.”

LB2501: Promising Phase 1 Trial of In Vivo CAR-T Data Demonstrate High Response Rates in B-cell Malignancies

Data from 12 patients across two dose cohorts in an ongoing Phase 1 study evaluating LB2501 in patients with R/R B-NHL provide early clinical evidence supporting the potential of an in vivo CAR-T approach in B-cell malignancies. LB2501 is designed to generate CAR-T cells directly within the patient following a single intravenous infusion, eliminating the need for cell manufacturing and lymphodepletion.

As of April 1, 2026, 12 patients with R/R B-NHL were treated across two dose levels (DL1 and DL2). Additional details will be presented at EHA 2026. Key findings from the abstract include:

Efficacy Results

  At DL2 (median follow-up for DL2 was 2.2 months [range, 2.0 to 3.8])
    Objective response rate (ORR): 100% (6/6)
    Complete response rate (CR): 83.3% (5/6)
    All responses were ongoing at data cutoff

Pharmacokinetics

  Dose-dependent in vivo CAR-T expansion observed
  CAR-T cells detected in peripheral blood for up to 116 days

Safety Results

  No dose-limiting toxicities (DLTs), serious adverse events (SAEs), or deaths were observed
  Infusion-related reactions occurred in 75% of patients, all of which were ≤ Grade 2
  Cytokine release syndrome (CRS) occurred in 66.7% of patients, all of which were ≤ Grade 2
  No immune effector cell-associated neurotoxicity syndrome (ICANS) was reported
  Grade ≥3 lentiviral vector-related and CAR-T-related adverse events were limited to decreased lymphocyte count and decreased neutrophil count

EHA Presentation (June 11-14, 2026)

Abstract No.	Title	Information
Abstract #LB5006 Late-Breaking Oral Presentation	First-in-human trial of LB2501, an in vivo CD19/CD20 dual targeting CAR-T therapy, in relapsed/refractory B-Cell NHL	Session ID: s204 Date/Time: Sunday, June 14, 2026, 9:15-10:45 AM CEST Location: Nobel Hall

ABOUT LB2501
LB2501 is an investigational, potential first-in-class CD19/CD20 dual-targeting in vivo CAR-T therapy designed to generate CAR-T cells directly within the patient following a single intravenous infusion. It is being evaluated in an ongoing Phase 1, open-label study NCT07002112) in patients with relapsed/refractory B-cell malignancies to assess safety, tolerability, and preliminary efficacy.i

ABOUT B-CELL NON-HODGKIN LYMPHOMA
Non-Hodgkin lymphoma (NHL) is a group of cancers that originate in lymphocytes, a type of white blood cell that plays a key role in the body’s immune system.ii B-cell lymphomas account for approximately 85% of NHL cases and arise from abnormal growth of B lymphocytes (B cells), which are responsible for producing antibodies. These malignancies include a range of subtypes that vary in aggressiveness, from slow-growing to highly aggressive disease.iii

ABOUT LEGEND BIOTECH
With over 3,000 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. Legend Biotech is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the United States, Legend Biotech is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, Legend Biotech plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on X, Instagram, and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives, the potential benefits of the proprietary TaVec platform, the Phase 1 clinical trial of LB2501 and the potential benefits of LB2501, including its potential to be first-in-class. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by Legend Biotech’s third-party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2026. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated, or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
investor@legendbiotech.com

PRESS CONTACT:
Kim Fox
Tel: (848) 388-8445
media@legendbiotech.com

i ClinicalTrials.Gov. The CD19/CD20 Dual-Target in Vivo CAR-T Lentiviral Product in the Treatment of Relapsed/Refractory B-cell Malignancies. https://clinicaltrials.gov/study/NCT07002112. Accessed May 2026
ii American Cancer Society. “What Is Non-Hodgkin Lymphoma?”. Available at: https://www.cancer.org/cancer/types/non-hodgkin-lymphoma/about/what-is-non-hodgkin-lymphoma.html.Accessed May 2026.
iii American Cancer Society. “Types of B-cell Lymphoma.” Available at: https://www.cancer.org/cancer/types/non-hodgkin-lymphoma/about/b-cell-lymphoma.html.Accessed May 2026.